Exhibit 12.1

 Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Pretax income from operations	$17,142	$82,548	$142,586	$69,694	$29,100	$5,243
Fixed charges	63,984	260,651	301,010	231,178	105,926	4,837
Dividends distributed to shareholders	26,256	113,318	86,705	61,302	22,304	8,270
Equity investee adjustment	1,957	(3,474)	(2,324)	(185)	(38)	(174)
Noncontrolling interest	—	—	—	—	97	(97)
Total Earnings	$109,341	$453,043	$527,977	$361,989	$157,389	$18,079
Fixed Charges:
Interest expense	$63,984	$260,651	$301,010	$231,178	$105,926	$4,837
Total Fixed Charges	63,984	260,651	301,010	231,178	105,926	4,837
Preferred stock dividends	3,225	10,990	5,812	3,568	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$67,209	$271,641	$306,822	$234,746	$105,926	$4,837
Ratio of earnings to fixed charges	1.71	1.74	1.75	1.57	1.49	3.74
Ratio of earnings to combined fixed charges and preferred stock dividends	1.63	1.67	1.72	1.54	1.49	3.74
Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA	NA